# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PMGC Holdings Inc., CIK 0001840563
CUSIP: 73017P508
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 120 Newport Center Drive, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 06/01/2026
Filed by CIK 0002003447
Persons authorized to receive notices and communications: Ross. D. Carmel, Esq., 1185 Avenue of the Americas, 26th Floor, New York, New York (NY), 10036, (212) 930-9700

## Reporting persons
- Graydon Bensler (CIK 0002003447): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 450,287; sole dispositive power 0; shared dispositive power 450,287; aggregate amount beneficially owned 450,287 (7.4% of the class)
  Comment: Row 4: GB Capital Ltd. used working capital for consideration of common stock held in the Issuer prior to the filing of this Schedule 13D. The Issuer has undergone multiple reverse stock splits, and the Common Stock beneficially owned and reported in this Schedule 13D reflects amounts on a post-split basis. The options granted to GB Capital Ltd., an entity wholly owned by Mr. Bensler, on June 1, 2026 were partial consideration for consultant services provided to the Issuer through GB Capital Ltd. Such options are reported in Mr. Bensler's Form 4 filed with the SEC on June 3, 2026.
  
  Rows 8, 10, and 11: Includes (i) 2 shares of common stock, par value $0.0001 per share ("Common Stock") underlying options previously granted to Mr. Bensler, held by GB Capital Ltd., a company wholly owned by Mr. Bensler, (ii) 8 shares of Common Stock held by GB Capital Ltd., and (iii) 450,277 shares of Common Stock underlying options granted to GB Capital Ltd. on June 1, 2026.
  
  Row 13: Calculated based on 5,631,282 shares of Common Stock of the Issuer issued and outstanding on June 1, 2026.
- GB Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 450,287; sole dispositive power 0; shared dispositive power 450,287; aggregate amount beneficially owned 450,287 (7.4% of the class)
  Comment: Graydon Bensler is, as of the date of this Schedule 13D, the Director and sole owner of GB Capital Ltd.
  
  Row 4: GB Capital Ltd. used working capital for consideration of common stock held in the Issuer prior to the filing of this Schedule 13D. The Issuer has undergone multiple reverse stock splits, and the Common Stock beneficially owned and reported in this Schedule 13D reflects amounts on a post-split basis. The options granted to GB Capital Ltd., an entity wholly owned by Mr. Bensler, on June 1, 2026 were partial consideration for consultant services provided to the Issuer through GB Capital Ltd. Such options are reported in Mr. Bensler's Form 4 filed with the SEC on June 3, 2026.
  
  Rows 8, 10, and 11: Includes (i) 2 shares of Common Stock underlying options previously granted to Mr. Bensler, held by GB Capital Ltd., a company wholly owned by Mr. Bensler, (ii) 8 shares of Common Stock held by GB Capital Ltd., and (iii) 450,277 shares of Common Stock underlying options granted to GB Capital Ltd. on June 1, 2026.
  
  Row 13: Calculated based on 5,631,282 shares of Common Stock of the Issuer issued and outstanding on June 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: PMGC Holdings Inc.
Address of issuer's principal executive offices: 120 Newport Center Drive, Newport Beach, California (CA), 92660

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Graydon Bensler and GB Capital Ltd. Mr. Bensler is the Director and sole owner of GB Capital Ltd.
Residence or business address: The business address of Graydon Bensler is 120 Newport Center Drive, Newport Beach, CA 92660. The address of GB Capital Ltd. is 675 West Hastings Street, Vancouver, BC V6B1N2 Canada.
Present principal occupation or employment: GB Capital Ltd. is principally engaged in the business of investment management and advisory services. Mr. Bensler is principally engaged as the Director of GB Capital Ltd.
Criminal convictions in the last five years: Mr. Bensler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GB Capital Ltd. is a British Columbia, Canada corporation. Mr. Bensler is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: GB Capital Ltd. used working capital for consideration of Common Stock held prior to the issuance of option grants to GB Capital Ltd. on June 1, 2026. The options granted to GB Capital Ltd. on June 1, 2026 were partial consideration for consultant services provided to the Issuer through GB Capital Ltd. Such options are reported in Mr. Bensler's Form 4 filed with the U.S. Securities and Exchange Commission on June 3, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 1, 2026 the Issuer granted to GB Capital Ltd. options reported herein, pursuant to the Issuer's 2025 Equity Incentive Plan, as amended, and as partial consideration for consultant services provided to the Issuer through GB Capital Ltd.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information contained on the cover page of this Schedule 13D, which is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote:
Graydon Bensler: 0 shares
GB Capital Ltd.: 0 shares

Shared power to vote or to direct the vote:
Graydon Bensler: 450,287 shares
GB Capital Ltd.: 450,287 shares

Sole power to dispose or to direct the disposition of:
Graydon Bensler: 0 shares
GB Capital Ltd.: 0 shares

Shared power to dispose or to direct the disposition:
Graydon Bensler: 450,287 shares
GB Capital Ltd.: 450,287 shares
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Items 3 and 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between Graydon Bensler and GB Capital Ltd., filed herein as Exhibit A.

## Signatures
- Graydon Bensler: /s/ Graydon Bensler, Graydon Bensler (06/03/2026)
- GB Capital Ltd.: /s/ Graydon Bensler, Graydon Bensler/Director (06/03/2026)